

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2016

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ___________

Commission file number: 000-55084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prudential Savings Bank
Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Bancorp, Inc.
1834 West Oregon Avenue
Philadelphia, Pennsylvania 19145

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as part of this annual report for the Prudential Savings Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Prudential Savings Bank Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2016.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

June 28, 2016

By: 

Jack E. Rothkopf, on behalf of
Prudential Savings Bank as the Plan Administrator

Form 5500	Annual Return/Report of Employee Benefit Plan	OMB Nos. 1210-0110 1210-0089
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6057(b) and 6058(a) of the Internal Revenue Code (the Code). ▸ **Complete all entries in accordance with the instructions to the Form 5500.**	**2016** **This Form is Open to Public Inspection**

Part I Annual Report Identification Information

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A This return/report is for:
- ☐ a multiemployer plan
- ☐ a multiple-employer plan (Filers checking this box must attach a list of participating employer information in accordance with the form instructions.)
- ☒ a single-employer plan
- ☐ a DFE (specify) ____

B This return/report is:
- ☐ the first return/report
- ☐ the final return/report
- ☐ an amended return/report
- ☐ a short plan year return/report (less than 12 months)

C If the plan is a collectively-bargained plan, check here ▸ ☐

D Check box if filing under:
- ☐ Form 5558
- ☐ automatic extension
- ☐ the DFVC program
- ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan
PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▸ 003

1c Effective date of plan
10/01/2004

2a Plan sponsor's name (employer, if for a single-employer plan)
Mailing address (include room, apt., suite no. and street, or P.O. Box)
City or town, state or province, country, and ZIP or foreign postal code (if foreign, see instructions)

PRUDENTIAL SAVINGS BANK

1834 W. OREGON AVENUE

PHILADELPHIA PA 19145-3793

2b Employer Identification Number (EIN)
23-1107072

2c Plan Sponsor's telephone number
215-755-1500

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	D Genca Signature of plan administrator	06/15/2017 Date	Dominique Genca Enter name of individual signing as plan administrator
SIGN HERE	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address (include room or suite number)

Preparer's telephone number

3a Plan administrator's name and address ☐ Same as Plan Sponsor
PRUDENTIAL SAVINGS BANK

1834 W. OREGON AVENUE

PHILADELPHIA PA 19145-3793

3b Administrator's EIN
23-1107072

3c Administrator's telephone number
215-755-1500

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:

a Sponsor's name

4b EIN

4c PN

5	Total number of participants at the beginning of the plan year	**5**	88
6	Number of participants as of the end of the plan year unless otherwise stated (welfare plans complete only lines **6a(1)**, **6a(2)**, **6b**, **6c**, and **6d**).		
a(1)	Total number of active participants at the beginning of the plan year	**6a(1)**	60
a(2)	Total number of active participants at the end of the plan year	**6a(2)**	47
b	Retired or separated participants receiving benefits	**6b**	2
c	Other retired or separated participants entitled to future benefits	**6c**	29
d	Subtotal. Add lines **6a(2)**, **6b**, and **6c**	**6d**	78
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits.	**6e**	1
f	Total. Add lines **6d** and **6e**.	**6f**	79
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	62
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	0
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:
2J 2E 2G 2R 3D 2T

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)
(1) ☐ Insurance
(2) ☐ Code section 412(e)(3) insurance contracts
(3) ☒ Trust
(4) ☐ General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) ☐ Insurance
(2) ☐ Code section 412(e)(3) insurance contracts
(3) ☒ Trust
(4) ☐ General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules
(1) ☒ **R** (Retirement Plan Information)
(2) ☐ **MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary
(3) ☐ **SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules
(1) ☐ **H** (Financial Information)
(2) ☒ **I** (Financial Information – Small Plan)
(3) ☐ ___ **A** (Insurance Information)
(4) ☐ **C** (Service Provider Information)
(5) ☒ **D** (DFE/Participating Plan Information)
(6) ☐ **G** (Financial Transaction Schedules)

Part III Form M-1 Compliance Information (to be completed by welfare benefit plans)

11a If the plan provides welfare benefits, was the plan subject to the Form M-1 filing requirements during the plan year? (See instructions and 29 CFR 2520.101-2.) .... ☐ Yes ☐ No

If "Yes" is checked, complete lines 11b and 11c.

11b Is the plan currently in compliance with the Form M-1 filing requirements? (See instructions and 29 CFR 2520.101-2.) .... ☐ Yes ☐ No

11c Enter the Receipt Confirmation Code for the 2016 Form M-1 annual report. If the plan was not required to file the 2016 Form M-1 annual report, enter the Receipt Confirmation Code for the most recent Form M-1 that was required to be filed under the Form M-1 filing requirements. (Failure to enter a valid Receipt Confirmation Code will subject the Form 5500 filing to rejection as incomplete.)

Receipt Confirmation Code____________________

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2016

This Form is Open to Public Inspection.

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A Name of plan
PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

B Three-digit plan number (PN) ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
PRUDENTIAL SAVINGS BANK

D Employer Identification Number (EIN)
23-1107072

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**
(Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: STABLE VALUE FD METLIFE GAC SERIES

b Name of sponsor of entity listed in (a): RELIANCE TRUST

c EIN-PN 46-6625485 001	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	1,057,062

a Name of MTIA, CCT, PSA, or 103-12 IE: MODERATE STRATEGIC BALANCED SL SF

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 111	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: CONSERVATIVE STRATEGIC BALANCED SL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 110	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: AGGRESSIVE STRATEGIC BALANCED SL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 112	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: RUSSELL SMALL CAP R INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 096	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P 500 R INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 097	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2045 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 201	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2050 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 203	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P MIDCAP R INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 089	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: NASDAQ 100 INDX R NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 032	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: REIT INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 352	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: INTL INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 157	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: US LONG TREASURY INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 183	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: US INFLATION PRO BD INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 076	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: US BOND INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 177	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: RUSSELL LARGE CAP VALUE (R) INDX NL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 225	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: RUSSELL LARGE CAP GROWTH INDX NL SF

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADIVSORS

c EIN-PN 90-0337987 227	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2040 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 199	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2035 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 197	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2030 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 195	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2025 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 193	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2020 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 191	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2015 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 189	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2010 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 187	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT INCOME NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 185	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2055 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 321	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2060 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 418	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

Part II **Information on Participating Plans (to be completed by DFEs)**
(Complete as many entries as needed to report all participating plans)

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

a Plan name
b Name of plan sponsor | **c** EIN-PN

SCHEDULE I (Form 5500)	Financial Information—Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▶ **File as an attachment to Form 5500.**	**2016** **This Form is Open to Public Inspection**

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A Name of plan	B Three-digit plan number (PN) ▶
PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST	003
C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number (EIN)
PRUDENTIAL SAVINGS BANK	23-1107072

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	5,510,031	5,442,029
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	5,510,031	5,442,029
2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable:			
	(1) Employers	2a(1)		
	(2) Participants	2a(2)	170,972	
	(3) Others (including rollovers)	2a(3)	62,756	
b	Noncash contributions	2b		
c	Other income	2c	499,208	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		732,936
e	Benefits paid (including direct rollovers)	2e	775,176	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Administrative service providers (salaries, fees, and commissions)	2h	21,025	
i	Other expenses	2i	4,737	
j	Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		800,938
k	Net income (loss) (subtract line 2j from line 2d)	2k		-68,002
l	Transfers to (from) the plan (see instructions)	2l		

3 **Specific Assets:** If the plan held assets at any time during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	
c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		2,880,628
e	Participant loans	3e	X		143,083
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		6,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		2,880,628
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			
o	Defined Benefit Plan or Money Purchase Pension Plan Only: Were any distributions made during the plan year to an employee who attained age 62 and had not separated from service?	4o			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year?
If "Yes," enter the amount of any plan assets that reverted to the employer this year. ☐ Yes ☒ No **Amount:**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

5c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (See ERISA section 4021.)? ☐ Yes ☐ No ☐ Not determined.
If "Yes" is checked, enter the My PAA confirmation number from the PBGC premium filing for this plan year ________. (See instructions.)

Part III Trust Information

6a Name of trust	6b Trust's EIN

6c Name of trustee or custodian	6d Trustee's or custodian telephone number

SCHEDULE R (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Retirement Plan Information** This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ **File as an attachment to Form 5500.**	OMB No. 1210-0110 **2016** **This Form is Open to Public Inspection.**

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A Name of plan PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST	**B** Three-digit plan number (PN) ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 PRUDENTIAL SAVINGS BANK	**D** Employer Identification Number (EIN) 23-1107072

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1** 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 58-1428634 ______________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part.)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. **Date:** Month ______ Day ______ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 **a** Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived) **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? .... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box .... ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs

(see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? .... ☐ Yes ☐ No

11 **a** Does the ESOP hold any preferred stock? .... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) .... ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? .... ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

14	Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:		
a	The current year	**14a**	
b	The plan year immediately preceding the current plan year	**14b**	
c	The second preceding plan year	**14c**	
15	Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:		
a	The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b	The corresponding number for the second preceding plan year	**15b**	
16	Information with respect to any employers who withdrew from the plan during the preceding plan year:		
a	Enter the number of employers who withdrew during the preceding plan year	**16a**	
b	If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete lines (a) through (c)

a Enter the percentage of plan assets held as:
Stock: 0.0% Investment-Grade Debt: ______% High-Yield Debt: ______% Real Estate: ______% Other: ______%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate line 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

Part VII IRS Compliance Questions

20a Is the plan a 401(k) plan? If "No," skip b	☐ Yes ☐ No
20b How did the plan satisfy the nondiscrimination requirements for employee deferrals under section 401(k)(3) for the plan year? Check all that apply:	☐ Design-based safe harbor ☐ "Prior year" ADP test ☐ "Current year" ADP test ☐ N/A
21a What testing method was used to satisfy the coverage requirements under section 410(b) for the plan year? Check all that apply:	☐ Ratio percentage test ☐ Average benefit test ☐ N/A
21b Did the plan satisfy the coverage and nondiscrimination requirements of sections 410(b) and 401(a)(4) for the plan year by combining this plan with any other plan under the permissive aggregation rules?	☐ Yes ☐ No

22a If the plan is a master and prototype plan (M&P) or volume submitter plan that received a favorable IRS opinion letter or advisory letter, enter the date of the letter ______________ and the serial number ______________.

22b If the plan is an individually-designed plan that received a favorable determination letter from the IRS, enter the date of the most recent determination letter ______________.